# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anteris Technologies Global Corp., CIK 0002011514
CUSIP: 03675P102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 860 Blue Gentian Road, Suite 340, Eagan, Minnesota (MN), 55121
Date of event which requires filing of this statement: 10/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-000120
Filed by CIK 0001817646

## Reporting persons
- L1 Capital Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 8,219,814; shared voting power 0; sole dispositive power 8,219,814; shared dispositive power 0; aggregate amount beneficially owned 8,219,814 (19.9% of the class)

## Item 1. Issuer
Name of issuer: Anteris Technologies Global Corp.
Address of issuer's principal executive offices: Toowong Tower, Level 3, Suite 302, 9 Sherwood Road, Toowong, QLD, Australia

## Item 2. Person Filing
Name of person filing: L1 Capital Pty Ltd.
Address of principal business office or, if none, residence:
Level 45
101 Collins Street
Melbourne VIC 3000, C3 00000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
8,219,814

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on January 23, 2025, covering 6,741,401 shares of Common Stock purchased on December 16, 2024. The amount in Rows (5), (7) and (9) consists of 8,219,814 shares of common stock owned by the L1 Long Short Fund Limited, the L1 Capital Long Short Fund, the L1 Capital Long Short (Master) Fund, the L1 Capital Global Champions Fund Fund, and the L1 Capital Global Long Short (Master) Fund, all controlled and managed by L1 Capital Pty Ltd. The percentage set forth on Row (11) of the cover page for the reporting person is based on 41,197,570 shares of Common Stock outstanding as of November 11, 2025, based on an email communication from the Issuer's Chief Financial Officer.

Mark Landau is a Director of L1 Capital Pty Ltd. As such, he may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Landau is deemed to beneficially own such securities, he disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 19.9%
Sole power to vote or to direct the vote: 8,219,814
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,219,814
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Pty Ltd: /s/ Mark Landau, Mark Landau, Director (11/12/2025)